GMAC RFC

Statement to Certificateholder

Distribution Information		Deal Information	
1. Distribution Summary		Deal Name:	Residential Accredit Loans Inc, 2006-QS1
2. Factor Summary		Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
3. Components Information	*(Not Applicable)*		
4. Interest Summary		Closing Date:	01/30/2006
		First Distribution Date:	02/25/2006
5. Other Income Detail	*(Not Applicable)*	Determination Date:	07/21/2006
6. Interest Shortfalls, Compensation and Expenses		Distribution Date:	07/25/2006
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts	*(Not Applicable)*	Record Date:	
		Book-Entry:	07/24/2006
8. Collateral Summary		Definitive:	06/30/2006
9. Repurchase Information		Trustee:	Deutsche Bank Trust Company Americas
10. Loan Status Report (Delinquencies)		Main Telephone:	714-247-6000
11. Deal Delinquencies (30 Day Buckets)		GMAC-RFC	
12. Loss Mitigation and Servicing Modifications		Bond Administrator:	Rona Hsu
13. Losses and Recoveries		Telephone:	818-260-1508
14. Credit Enhancement Report	*(Not Applicable)*	Pool(s) :	40260
15. Distribution Percentages			
16. Overcollateralization Summary	*(Not Applicable)*		
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts	*(Not Applicable)*		
18. Performance Tests			
19. Lender Paid Mortgage Insurance	*(Not Applicable)*		
20. Comments			

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS1
July 25, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional/ Principal Balance	Pass-Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	761118RZ3	1,200,000.00	1,200,000.00	5.75000000	0.00	5,750.00	5,750.00	0.00	0.00	0.00	1,200,000.00
A-2	761118SA7	6,775,000.00	6,245,798.71	5.75000000	103,900.42	29,927.79	133,828.21	0.00	0.00	0.00	6,141,898.29
A-3	761118SB5	108,134,000.00	99,687,556.79	5.75000000	1,658,327.30	477,669.54	2,135,996.84	0.00	0.00	0.00	98,029,229.49
A-4	761118SC3	17,636,000.00	17,636,000.00	5.75000000	0.00	84,505.83	84,505.83	0.00	0.00	0.00	17,636,000.00
A-5	761119SD1	86,970,608.00	77,535,698.87	6.23250006	553,157.40	402,701.04	955,858.44	0.00	0.00	0.00	76,982,541.47
A-6	761118SE9	11,343,992.00	10,113,351.72	2.05083108	72,150.97	17,283.98	89,434.95	0.00	0.00	0.00	10,041,200.75
A-7	761118SF6	25,784,400.00	25,784,400.00	5.75000000	0.00	123,550.25	123,550.25	0.00	0.00	0.00	25,784,400.00
A-8	761118SG4	42,974,000.00	39,700,467.68	5.67250003	397,922.68	187,667.42	585,590.10	0.00	0.00	0.00	39,302,545.00
A-9	761118SH2	42,974,000.00 [1]	39,700,467.68 [1]	1.82749988	0.00	60,460.50	60,460.50	0.00	0.00	0.00	39,302,545.00 [1]
A-P	761118SJ8	2,784,564.75	2,709,226.55	0.00000000	7,359.69	0.00	7,359.69	0.00	0.00	0.00	2,701,866.86
A-V	761118SK5	323,843,583.63 [1]	300,789,923.94 [1]	0.47441898	0.00	118,917.04	118,917.04	0.00	0.00	0.00	297,983,931.87 [1]
R-I	761118SL3	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	761118SM1	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	761118SN9	10,525,500.00	10,492,533.61	6.00000000	6,850.46	52,462.67	59,313.13	0.00	0.00	0.00	10,485,683.15
M-2	761118SP4	3,238,400.00	3,228,257.17	6.00000000	2,107.69	16,141.29	18,248.98	0.00	0.00	0.00	3,226,149.48
M-3	761118SQ2	2,428,800.00	2,421,192.88	6.00000000	1,580.77	12,105.96	13,686.73	0.00	0.00	0.00	2,419,612.11
B-1	761118SR0	1,619,200.00	1,614,128.58	6.00000000	1,053.84	8,070.64	9,124.48	0.00	0.00	0.00	1,613,074.74
B-2	761118SS8	1,295,400.00	1,291,342.74	6.00000000	843.10	6,456.71	7,299.81	0.00	0.00	0.00	1,290,499.64
B-3	761118ST6	1,133,518.88	1,129,968.64	6.00000000	737.74	5,649.84	6,387.58	0.00	0.00	0.00	1,129,230.90
Deal Totals		**323,843,583.63**	**300,789,923.94**		**2,805,992.06**	**1,609,320.50**	**4,415,312.56**	**0.00**	**0.00**	**0.00**	**297,983,931.88**

1.Notional Balance

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS1

July 25, 2006

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	761118RZ3	1,000.00000000	0.00000000	4.79166667	4.79166667	0.00000000	0.00000000	1,000.00000000
A-2	761118SA7	921.88910849	15.33585535	4.41738598	19.75324133	0.00000000	0.00000000	906.55325314
A-3	761118SB5	921.88910787	15.33585459	4.41738528	19.75323987	0.00000000	0.00000000	906.55325328
A-4	761118SC3	1,000.00000000	0.00000000	4.79166648	4.79166648	0.00000000	0.00000000	1,000.00000000
A-5	761119SD1	891.51611853	6.36027979	4.63031189	10.99059167	0.00000000	0.00000000	885.15583874
A-6	761118SE9	891.51611884	6.36028040	1.52362414	7.88390454	0.00000000	0.00000000	885.15583844
A-7	761118SF6	1,000.00000000	0.00000000	4.79166667	4.79166667	0.00000000	0.00000000	1,000.00000000
A-8	761118SG4	923.82528226	9.25961465	4.36699912	13.62661377	0.00000000	0.00000000	914.56566761
A-9	761118SH2	923.82528226	0.00000000	1.40690883	1.40690883	0.00000000	0.00000000	914.56566761
A-P	761118SJ8	972.94435333	2.64303066	0.00000000	2.64303066	0.00000000	0.00000000	970.30132268
A-V	761118SK5	928.81236234	0.00000000	0.36720518	0.36720518	0.00000000	0.00000000	920.14770998
R-I	761118SL3	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	761118SM1	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	761118SN9	996.86795022	0.65084414	4.98433994	5.63518408	0.00000000	0.00000000	996.21710608
M-2	761118SP4	996.86795022	0.65084301	4.98434103	5.63518404	0.00000000	0.00000000	996.21710721
M-3	761118SQ2	996.86795125	0.65084404	4.98433794	5.63518198	0.00000000	0.00000000	996.21710721
B-1	761118SR0	996.86794713	0.65083992	4.98433794	5.63517787	0.00000000	0.00000000	996.21710721
B-2	761118SS8	996.86794812	0.65084144	4.98433688	5.63517832	0.00000000	0.00000000	996.21710669
B-3	761118ST6	996.86794807	0.65084050	4.98433692	5.63517742	0.00000000	0.00000000	996.21710756

Deal Factor :	92.01477100%

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS1

July 25, 2006

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	06/01/2006	06/30/2006	30/360	1,200,000.00	5.75000000	5,750.00	0.00	0.00	0.00	0.00	5,750.00	0.00
A-2	06/01/2006	06/30/2006	30/360	6,245,798.71	5.75000000	29,927.79	0.00	0.00	0.00	0.00	29,927.79	0.00
A-3	06/01/2006	06/30/2006	30/360	99,687,556.79	5.75000000	477,669.54	0.00	0.00	0.00	0.00	477,669.54	0.00
A-4	06/01/2006	06/30/2006	30/360	17,636,000.00	5.75000000	84,505.83	0.00	0.00	0.00	0.00	84,505.83	0.00
A-5	06/25/2006	07/24/2006	30/360	77,535,698.87	6.23250006	402,701.04	0.00	0.00	0.00	0.00	402,701.04	0.00
A-6	06/25/2006	07/24/2006	30/360	10,113,351.72	2.05083108	17,283.98	0.00	0.00	0.00	0.00	17,283.98	0.00
A-7	06/01/2006	06/30/2006	30/360	25,784,400.00	5.75000000	123,550.25	0.00	0.00	0.00	0.00	123,550.25	0.00
A-8	06/25/2006	07/24/2006	30/360	39,700,467.68	5.67250003	187,667.42	0.00	0.00	0.00	0.00	187,667.42	0.00
A-9	06/25/2006	07/24/2006	30/360	39,700,467.68 [1]	1.82749988	60,460.50	0.00	0.00	0.00	0.00	60,460.50	0.00
A-V	06/01/2006	06/30/2006	30/360	300,789,923.94 [1]	0.47441898	118,917.04	0.00	0.00	0.00	0.00	118,917.04	0.00
M-1	06/01/2006	06/30/2006	30/360	10,492,533.61	6.00000000	52,462.67	0.00	0.00	0.00	0.00	52,462.67	0.00
M-2	06/01/2006	06/30/2006	30/360	3,228,257.17	6.00000000	16,141.29	0.00	0.00	0.00	0.00	16,141.29	0.00
M-3	06/01/2006	06/30/2006	30/360	2,421,192.88	6.00000000	12,105.96	0.00	0.00	0.00	0.00	12,105.96	0.00
B-1	06/01/2006	06/30/2006	30/360	1,614,128.58	6.00000000	8,070.64	0.00	0.00	0.00	0.00	8,070.64	0.00
B-2	06/01/2006	06/30/2006	30/360	1,291,342.74	6.00000000	6,456.71	0.00	0.00	0.00	0.00	6,456.71	0.00
B-3	06/01/2006	06/30/2006	30/360	1,129,968.64	6.00000000	5,649.84	0.00	0.00	0.00	0.00	5,649.84	0.00
Deal Totals				**298,080,697.39**		**1,609,320.50**	**0.00**	**0.00**	**0.00**	**0.00**	**1,609,320.50**	**0.00**

1.Notional Balance

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	5.32250000	A-5, A-6, A-8, A-9

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non-Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	3,674.72	3,674.72	0.00	0	0.00	68,447.21	13,364.80	77,193.87	0.00	0.00	0.00

8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Deal Totals	1,399	323,843,583.63	1,315	300,789,923.94	195	33,992.38	13	2,575,102.20	0	0.00	0	0.00	1,302	297,983,931.87

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.76196439	6.75719013	351.03	351.02	6.42037676	6.41698690	6.42037676	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	9.93%	15.14%	14.69%		14.69%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,260	285,257,337.64	2	140,729.77	0	0.00	0	0.00	0.00	1,262	285,398,067.41
30 days	29	8,751,968.13	0	0.00	0	0.00	0	0.00	0.00	29	8,751,968.13
60 days	5	1,370,432.46	0	0.00	0	0.00	0	0.00	0.00	5	1,370,432.46
90 days	2	826,143.17	0	0.00	1	444,500.00	0	0.00	0.00	3	1,270,643.17
120 days	1	425,982.65	0	0.00	1	120,003.48	0	0.00	0.00	2	545,986.13
150 days	0	0.00	0	0.00	1	646,834.57	0	0.00	0.00	1	646,834.57
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	1,297	296,631,864.05	2	140,729.77	3	1,211,338.05	0	0.00	0.00	1,302	297,983,931.87
Current	96.77%	95.73%	0.15%	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	96.93%	95.78%
30 days	2.23%	2.94%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.23%	2.94%
60 days	0.38%	0.46%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.38%	0.46%
90 days	0.15%	0.28%	0.00%	0.00%	0.08%	0.15%	0.00%	0.00%	0.00%	0.23%	0.43%
120 days	0.08%	0.14%	0.00%	0.00%	0.08%	0.04%	0.00%	0.00%	0.00%	0.15%	0.18%
150 days	0.00%	0.00%	0.00%	0.00%	0.08%	0.22%	0.00%	0.00%	0.00%	0.08%	0.22%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	99.62%	99.55%	0.15%	0.05%	0.23%	0.41%	0.00%	0.00%	0.00%	100.00%	100.00%

GMAC RFC

11. Delinquency Data

	Totals	
	Count % Count	Balance % Balance
1 Month	29 2.23%	8,751,968.13 2.94%
2 Months	5 0.38%	1,370,432.46 0.46%
3 Months	3 0.23%	1,270,643.17 0.43%
4 Months	2 0.15%	545,986.13 0.18%
5 Months	1 0.08%	646,834.57 0.22%
6 Months	0 0.00%	0.00 0.00%
7 Months	0 0.00%	0.00 0.00%
8 Months	0 0.00%	0.00 0.00%
9 Months	0 0.00%	0.00 0.00%
10 Months	0 0.00%	0.00 0.00%
11 Months	0 0.00%	0.00 0.00%
12 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
13 Months	0 0.00%	0.00 0.00%
14 Months	0 0.00%	0.00 0.00%
15 Months	0 0.00%	0.00 0.00%
16 Months	0 0.00%	0.00 0.00%
17 Months	0 0.00%	0.00 0.00%
18 Months	0 0.00%	0.00 0.00%
19 Months	0 0.00%	0.00 0.00%
20 Months	0 0.00%	0.00 0.00%
21 Months	0 0.00%	0.00 0.00%
22 Months	0 0.00%	0.00 0.00%
23 Months	0 0.00%	0.00 0.00%
24 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
25 Months	0 0.00%	0.00 0.00%
26 Months	0 0.00%	0.00 0.00%
27 Months	0 0.00%	0.00 0.00%
28 Months	0 0.00%	0.00 0.00%
29 Months	0 0.00%	0.00 0.00%
30 Months	0 0.00%	0.00 0.00%
31 Months	0 0.00%	0.00 0.00%
32 Months	0 0.00%	0.00 0.00%
33 Months	0 0.00%	0.00 0.00%
34 Months	0 0.00%	0.00 0.00%
35 Months	0 0.00%	0.00 0.00%
36 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
37 Months	0 0.00%	0.00 0.00%
38 Months	0 0.00%	0.00 0.00%
39 Months	0 0.00%	0.00 0.00%
40 Months	0 0.00%	0.00 0.00%
41 Months	0 0.00%	0.00 0.00%
42 Months	0 0.00%	0.00 0.00%
43 Months	0 0.00%	0.00 0.00%
44 Months	0 0.00%	0.00 0.00%
45 Months	0 0.00%	0.00 0.00%
46 Months	0 0.00%	0.00 0.00%
47 Months	0 0.00%	0.00 0.00%
48 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
49 Months	0 0.00%	0.00 0.00%
50 Months	0 0.00%	0.00 0.00%
51 Months	0 0.00%	0.00 0.00%
52 Months	0 0.00%	0.00 0.00%
53 Months	0 0.00%	0.00 0.00%
54 Months	0 0.00%	0.00 0.00%
55 Months	0 0.00%	0.00 0.00%
56 Months	0 0.00%	0.00 0.00%
57 Months	0 0.00%	0.00 0.00%
58 Months	0 0.00%	0.00 0.00%
59 Months	0 0.00%	0.00 0.00%
60+ Months	0 0.00%	0.00 0.00%

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

GMAC RFC

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%	0.00%	0.00%		0.00 %
Constant Default Rate	0.00%	0.00%	0.00%		0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{\wedge}(1/m)$

$CDR_m = 1- [(1- MDR_m)^{\wedge}12]$,where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**3,238,436.00**	**9,715,308.00**	**115,833.00**

Residential Accredit Loans Inc, 2006-QS1

July 25, 2006

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	93.23088553%	100.00000000%

	Ending Percentage
M-1	3.55107350%
M-2	1.09256533%
M-3	0.81942400%
Class M Total:	5.46306283%
B-1	0.54628267%
B-2	0.43703963%
B-3	0.38242448%
Class B Total:	1.36574678%

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	False
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	False
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	False
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Trigger	False
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage > 2nd Scheduled Loss Percentage	False
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Trigger	False
Senior Accelerated Stepdown Trigger in effect?	False
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False
M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False

M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans Inc., 2006-QS1
July 25, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	4,425,002.68
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	3,674.72
Total Deposits	4,428,677.40

Uses of Funds	Amount
Transfer to Certificate Account	4,415,312.56
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	13,364.80
Derivative Payment	N/A
Total Withdrawals	4,428,677.36
Ending Balance	0.00